Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

December 5, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed December 5, 2013 File No. 333-191954

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 22, 2013.  Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on December 5, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

Registration Statement Fee Table

1. We note that you are registering up to 19 million shares of your common stock for resale under your equity line purchase agreement and that you previously registered up to 10,085,259 shares of your common stock for resale under the same equity line purchase agreement on your registration statement on Form S-1 (333-188477) that was declared effective on September 30, 2013. Based on the aggregate number of shares being registered for resale on your current registration statement and for resale on your prior registration statement relative to the number of outstanding shares held by non-affiliates, please tell us why the current offering can proceed as an at-the-market offering since you are not registering the offering as a primary offering on Form S-3.

Company response: The Company believes that under Commission Rule 415(a)(1)(i), Hanover Holdings is making a secondary offering and not an indirect primary offering.  Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules employs a 6-factor test to identify a secondary offering in disguise as a primary offering.  The 6 factors are  (i) the length of time that each of the selling stockholders has held its respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company, (iii) the relationship between the selling stockholders and the Company, (iv) whether the selling stockholders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances whether it appears that any of the selling stockholders should be deemed to be acting as a conduit for the Company.

The Company presently has 134,888,622 shares of common stock issued.  The outstanding amount would also include 100 shares of common stock underlying Series A Preferred Stock, 79,418,802 shares of common stock underlying Series B Preferred Stock, 6,711,733 shares of common stock underlying warrants and 1,624,832 shares of common stock underlying remaining debentures, assuming a conversion price of $0.04462 per share on December 2, 2013.

 The number of shares of common stock held by affiliates is 12,090,000.  The number of shares held by affiliates is calculated as follows:

Name	Number of Shares
Derek Peterson	900,000
Amy Almsteier	8,600,000
Michael A. Nahass	540,000
Ken VandeVrede	387,500
Michael James	300,000
Mike VandeVrede	387,500
Steve VandeVrede	387,500
Dan VandeVrede	287,500
Steven Ross	300,000
TOTAL	12,090,000

134,888,622 shares issued (not outstanding) less 12,090,000 shares held by affiliates equals a public float of 122,798,622 shares.  One-third of 122,798,622 equals 40,932,869.

On page 25 of SEC Release No. 33-8878 (December 19, 2007), the Commission stated, in relevant part, “[a]s adopted, the one-third cap is designed to allow issuers flexibility. Because the restriction on the amount of securities that can be sold over a period of 12 calendar months is calculated by reference to a registrant’s public float immediately prior to a contemplated sale, as opposed to the time of the initial filing of the registration statement, the amount of securities that an issuer is permitted to sell can continue to grow over time as the issuer’s public float increases. .  .  .”

The Company is registering 19,000,000 shares in its offering on the Form S-1.  The one-third limitation amount is 40,932,869 shares.  Therefore, the Company is within the 1/3 registration limit applicable to shelf registrations, even including the 10,680,498 registered in its shelf offering on Form S-1, as amended (File No. 333-188477).

The application of the facts in this offering to the 6-factor test is as follows:

(i)
The Company entered into the Common Stock Purchase Agreement (the “Purchase Agreement”) with Hanover Holdings on May 7, 2013. Accordingly approximately 7 months have elapsed since the Company first entered into its agreement to sell shares of common stock to Hanover Holdings, longer than the holding period under Rule 144 safe harbor from being deemed an underwriter;

(ii)	Hanover Holdings is not remitting any of the sales proceeds to the Company;

(iii)
Hanover Holdings does not have has any role in operating the Company or acting as an underwriter to the Company.  Aegis Capital Corp., a registered broker-dealer, introduced the Company to Hanover Holdings;

(iv)	Hanover Holdings is not in the business of underwriting securities;

(v)
The Purchase Agreement provides that the number of put shares to be sold to Hanover Holdings shall not exceed the number of shares that when aggregated together with all other shares of the Company’s common stock which Hanover Holdings is deemed to beneficially own, would result in Hanover Holdings owning more than 4.99% of the Company’s outstanding common stock; and

(vi)	The Company has no agreement, arrangement or understanding with Hanover Holdings to act as a conduit for the issuer.

None of the foregoing facts regarding the offering meet any of the conditions of the multipart test identified in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules to identity a secondary offering in disguise as a primary offering.  Therefore, the Company believes that based on all the circumstances and facts described above, that Hanover Holdings is not acting as a conduit for an offering of the shares on behalf of the Company and that the offering is properly characterized as a secondary offering by Hanover Holdings.

Prospectus Summary

The Offering – Common Stock Outstanding Before the Offering, page 9

2. The number of shares you show as outstanding before the offering, and the number of shares you used for the calculation in footnote 1 to the table on page 24, and the number of shares you show on page 35 as issued and outstanding on October 23, 2013, does not reconcile to the number of shares of common stock you disclose as issued in footnote 1 to the table that appears on page 47. Please advise and revise your disclosure as appropriate.

The Offering – Common Stock to be Outstanding After the Offering assuming all of the Securities are Resold, page 9

Company response:  The Company believes that the number of shares issued and outstanding on the referenced pages are all the same, to wit, a total of 222,644,089 shares of common stock issued and outstanding because all three pages reference such 222,644,089 shares of common stock as being issued and outstanding.  On page 47, the Company has revised footnote 1 to state the number of issued and outstanding shares of common stock at the beginning of the sentence instead of at the end of the sentence. The number of shares of common stock issued and outstanding has varied from time to time primarily because the holders of debentures have elected to convert debt evidenced by the debentures into shares of common stock, and the conversion price of the debt changes based on the market price of common stock the Company.

3. If true, please revise to clarify that this number assumes the conversion and exercise of all of your currently outstanding preferred stock, warrants and debentures, etc. into shares of your common stock.

Company response:  The Company has revised page 9 to state that the issued and outstanding numbers assume the conversion and exercise of all of the Company’s currently outstanding preferred stock, warrants and debentures into shares of its common stock.

Purchase Agreement, page 9

4. Please show us how you calculated the 10.8% figure in the first paragraph of this section.

Company response:  The Company has 222,644,089 shares of common stock as being issued and outstanding.  19,000,000 is 8.5% of 222,644,089.  Accordingly, the Company has changed 10.5% to 8.5% on page 9.

5. With regard to your disclosure in the second paragraph of this section, please show us how you calculated that if you put the entire 19 million shares of common stock to Hanover Holdings at $.07 per share that you would be able to receive up to $5 million in gross proceeds under your equity line or revise your disclosure as appropriate.

Company response:  The Company has changed $5,000,000 to $1,330,000.  Please see page 9.

6. With respect to your disclosure in the fourth paragraph of this section, it appears that the thirty-six month period during which you can put shares to Hanover Holdings commenced when your registration statement on Form S-1 (333-188477) went effective on September 30, 2013. Please advise or revise your disclosure as appropriate. Please also reconcile your disclosure here as to a thirty-six month period under the equity line with your disclosure on your prospectus cover page and elsewhere in your filing that you are eligible to put securities to Hanover Holdings under the Purchase Agreement for a sixteen-month period.

Company response:  The Company has revised pages 10, 20, and 23 in compliance with this comment.

7. We note that neither your disclosure in this section nor in any other portion of your prospectus refers to the concurrent resale offering of your shares registered on your registration statement on Form S-1 (333-188477) that was declared effective on September 30, 2013 that relate to the same equity line. Please revise your disclosure in this section and your similar disclosure throughout your filing as appropriate. As a related matter, please tell us how you contemplate updating the disclosure in the prospectus in your registration statement on Form S-1 (333-188477) that was declared effective on September 30, 2013 to reflect the offering proposed by your current registration statement.

Company response:  The Company has added disclosure regarding its Registration Statement on Form S-1 (333-188477) that was declared effective on September 30, 2013 to pages 6 and 9.  The Company contemplates updating the disclosure in the prospectus in its registration statement on Form S-1 (333-188477) that was declared effective on September 30, 2013 to reflect the offering proposed by your current registration statement by way of Rule 424(b) filings.

8. It appears from the press release you issued on October 15, 2013 that you may have begun to drawn down under your equity arrangement. Please update your disclosure as appropriate.

Company response:  The Company has added disclosure regarding its Registration Statement on Form S-1 (333-188477) that was declared effective on September 30, 2013 to pages 6 and 9.

9. Please tell us why you have used the defined term “Debenture Shares” in the fourth paragraph on page 10, on page 23 and on page 25 of your prospectus.

Company response:  The Company made a typographical error in each mention of “Debenture Shares” and has revised its disclosure on pages 10, 23 and 25.

Use of Proceeds, page 22

10. We note your disclosure that you may receive up to aggregate gross proceeds of $5,000,000 if all shares of common stock are sold. It would appear, however, that you would receive substantially less than $5,000,000 if you sell your shares to Hanover at a discount to the current market price of your common stock. Please revise your disclosure in this section and the similar disclosure in the other portions of your filing as appropriate.

Company response:  The Company has revised its disclosure on page 22 to change $5,000,000 to $1,330,000.

Authorized and Outstanding Securities, page 28

11. Please fill in the blank in this section.

Company response:  The Company has filled in the blank in the referenced section, disclosing the issued and outstanding number of shares of common stock of the Company.

Debentures, page 29

12. Please tell us how you determined that you have outstanding debentures to purchase 225,458,281 shares of your common stock. Please also tell us why the purchase price for the debentures has decreased since your last registration statement on Form S-1 that went effective on September 30, 2013.

Company response:  The Company determined that it has outstanding debentures to purchase 225,458,281 shares of your common stock by dividing the aggregate amount of debt owed under the debentures by 62% of the closing price of the common stock of the Company.  The purchase price of the common stock underlying the debentures has decrease because the price of the common stock of the Company has decreased.  Please see Exhibit 10.2 to Current report on Form 8-K (File No. 000-54258); filed with the Commission on March 26, 2013, for a form of the referenced debenture.  The conversion price can be found at Section 1.2(b).

Interests of Named Experts and Counsel, page 32

13. We note that your legal counsel holds an additional 200,000 shares of your common stock as compared to your disclosure in your registration statement on Form S-1 that went effective on September 30, 2013. Please provide all information required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement, including, as appropriate, with respect to any shares issued to your counsel.

Company response:  The Company’s legal counsel sold his shares of common stock of the Company.  Accordingly, page 32 has been revised to remove reference to such shares.

Description of Business, page 32

14. We note that your disclosure in this section does not mention the business you conduct through your Edible Garden subsidiary. Please revise your filing to include all of the disclosures required by Item 11 of Form S-1.

Company response:  The Company has added disclosure regarding its Edible Garden subsidiary to page 34.

Security Ownership of Certain Beneficial Owners and Management, page 47

15. We note your disclosure in footnote 1 to the table that as of the date of the prospectus you have 123,577,646 shares of common stock issued. We also note that in your registration statement on Form S-1 filed that went effective on September 30, 2013 you disclosed in this same section that you had 92,973,395 shares issued as of September 23, 2013. Since we do not see any disclosure regarding issuances of shares of common stock in your recent developments section, the subsequent events footnote to your financial statements, or under Item 15 of Part II to your registration statement, or in any Securities Act or Exchange Act filings made since September 23, 2013, please tell us how the number of shares of common stock issued has increased since September 23, 2013.

Company response:  The Company has added disclosure regarding its Edible Garden subsidiary to page 34.

Financial Statements

16. Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

Company response:  The Company has included updated financial statements and related disclosures in its Form S-1 as required by Rule 8-08 of Regulation S-X.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo